As filed with the U.S. Securities and Exchange Commission on July 19, 2010

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SUNESIS PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	94-3295878
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

395 Oyster Point Boulevard, Suite 400

South San Francisco, California 94080

(650) 266-3500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Daniel N. Swisher, Jr.

President and Chief Executive Officer

Sunesis Pharmaceuticals, Inc.

395 Oyster Point Boulevard, Suite 400

South San Francisco, California 94080

(650) 266-3500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Suzanne Sawochka Hooper, Esq.

Nicole C. Brookshire, Esq.

Cooley LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, California 94306-2155

(650) 843-5000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

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CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)(2)	Proposed maximum offering price per unit (3)	Proposed maximum aggregate offering price (3)	Amount of registration fee
Common Stock, $0.0001 par value per share	175,847,950	$0.50	$88,451,518.85	$6,307.00

(1)	This registration statement relates to the resale by the selling stockholders named herein of up to 175,847,950 shares of common stock, par value $0.0001 per share, of the registrant that were acquired by the selling stockholders in separate closings of a private placement, dated April 3, 2009, October 30, 2009 and June 30, 2010, respectively.
(2)	Based upon the estimated maximum number of shares of common stock that may be sold by the selling stockholders. Pursuant to Rule 416 under the Securities Act, the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.
(3)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 promulgated under the Securities Act. The offering price per share and the aggregate offering price are based upon the average of the high and low prices of the registrant’s common stock as reported on The NASDAQ Capital Market on July 14, 2010.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated July 19, 2010

PROSPECTUS

175,847,950 Shares

Common Stock

This prospectus relates to the disposition from time to time of up to 175,847,950 shares of our common stock, including 27,552,790 shares of our common stock issuable upon the exercise of outstanding warrants, which are held by the selling stockholders named in this prospectus. The selling stockholders acquired the common stock from us in separate closings of a private placement on April 3, 2009, October 30, 2009 and June 30, 2010, respectively, and are more fully described on page 3 of this prospectus under “Private Placement.”

The selling stockholders may resell or dispose of the shares of our common stock, or interests therein, at fixed prices, at prevailing market prices at the time of sale or at prices negotiated with purchasers, to or through underwriters, broker-dealers, agents, or through any other means described in this prospectus under “Plan of Distribution.” The selling stockholders will bear all commissions and discounts, if any, attributable to the sale or disposition of the shares, or interests therein. We will bear all costs, expenses and fees in connection with the registration of the shares. We will not receive any of the proceeds from the sale of these shares of our common stock by the selling stockholders. We will, however, receive the net proceeds of any warrants exercised for cash. We provide more information about how the selling stockholders may sell their shares of common stock in the section entitled “Plan of Distribution” beginning on page 22 of this prospectus.

Our common stock is listed on The NASDAQ Capital Market under the symbol “SNSS.” The last reported sale price of our common stock on July 16, 2010 was $0.49 per share.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 4 of this prospectus, and under similar headings in any amendment or supplements to this prospectus or as updated by any subsequent filing with the Securities and Exchange Commission that is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2010.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using the “shelf” registration process. Under this registration statement, the selling stockholders may from time to time, in one or more offerings, sell the common stock described in the prospectus.

You should rely only on the information that we have provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information and you must not rely on any unauthorized information or representation.

This document may only be used where it is legal to sell these securities. You should assume that the information appearing in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus, or any sale of our common stock. Our business, financial condition and results of operations may have changed since those dates.

This prospectus and the information incorporated herein by reference contain market data, industry statistics and other data that have been obtained from, or compiled from, information made available by third parties. We have not independently verified their data. This prospectus and the information incorporated herein by reference includes trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included or incorporated by reference into this prospectus are the property of their respective owners.

This prospectus and the information incorporated herein by reference contain summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the section entitled “Where You Can Find Additional Information.”

We urge you to read carefully this prospectus, together with the information incorporated herein by reference as described under the heading “Information Incorporated by Reference,” before deciding whether to invest in any of the common stock being offered.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus or incorporated by reference in this prospectus, and does not contain all of the information that you need to consider in making your investment decision. You should carefully read the entire prospectus, including the risks of investing in our securities discussed under the heading “Risk Factors” and under similar headings in the other documents that are incorporated by reference into this prospectus. You should also carefully read the information incorporated by reference into this prospectus, including our financial statements, and the exhibits to the registration statement of which this prospectus is a part. Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Sunesis,” “we,” “our” or similar references mean Sunesis Pharmaceuticals, Inc.

Sunesis Pharmaceuticals, Inc.

Overview

We are a biopharmaceutical company focused on the development and commercialization of new oncology therapeutics for the treatment of hematologic and solid tumor cancers. Our efforts are currently focused primarily on the development of voreloxin for the treatment of acute myeloid leukemia, or AML. We have built a highly experienced cancer drug development organization committed to advancing our lead product candidate, voreloxin, in multiple indications to improve the lives of people with cancer.

We own worldwide development and commercialization rights to voreloxin. Voreloxin is a first-in-class, anti-cancer quinolone derivative, or AQD, a class of compounds that has not been used previously for the treatment of cancer. Quinolone derivatives have been shown to mediate anti-tumor activity by targeting mammalian topoisomerase II, an enzyme critical for cell replication, and have demonstrated promising preclinical antitumor activity.

Based on data from our Phase 2 clinical trial of voreloxin in combination with cytarabine in first relapsed or primary refractory AML, together with formal guidance received from both U.S. and European regulatory agencies, we are currently preparing for a multi-national, randomized, double-blind, placebo-controlled, pivotal Phase 3 clinical trial of voreloxin in combination with cytarabine in patients with relapsed or refractory AML. We plan to initiate the trial in the second half of 2010. The trial is designed to evaluate the effect of voreloxin in combination with cytarabine, a widely used chemotherapy in AML, on overall survival as compared to placebo with cytarabine. With 450 evaluable patients, the trial is designed to have a 90% probability of detecting a 40% difference in overall survival. We plan to have a single pre-specified interim analysis by an independent Data Safety Monitoring Board that will enable a one-time sample size adjustment of 225 additional evaluable patients if necessary in order to maintain adequate statistical power across a broader range of potential survival outcomes.

We are also continuing through the closing stages of three fully enrolled clinical trials of voreloxin:

•	a Phase 1b/2 trial of voreloxin in combination with cytarabine for the treatment of patients with first relapsed or primary refractory AML, for which 108 patients were dosed;

•	a Phase 2 trial (known as REVEAL-1) in previously untreated elderly patients with AML, for which a total of 113 patients were dosed in one of three dosing schedules; and

•	a Phase 2 single agent trial in platinum-resistant ovarian cancer patients, for which a total of 137 patients were dosed in one of three dosing schedules.

The U.S. Food and Drug Administration, or FDA, has granted orphan drug designation to voreloxin for the treatment of AML.

Corporate Information

We were incorporated in Delaware in February 1998 as Mosaic Pharmaceuticals, Inc., and we subsequently changed our name to Sunesis Pharmaceuticals, Inc. The address of our principal executive office is 395 Oyster Point Boulevard, Suite 400, South San Francisco, California 94080, and our telephone number is (650) 266-3500. Our website address is www.sunesis.com. We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus or part of any prospectus supplement.

The Offering

The selling stockholders named in this prospectus may offer and sell up to 175,847,950 shares of our common stock, including 27,552,790 shares of our common stock issuable upon the exercise of warrants. Our common stock is currently listed on The NASDAQ Capital Market under the symbol “SNSS.” Shares of common stock that may be offered in this offering, when issued and paid for, will be fully paid and non-assessable. We will not receive any of the proceeds of sales by the selling stockholders of any of the common stock covered by this prospectus. We will, however, receive the net proceeds of any warrants exercised for cash. Throughout this prospectus, when we refer to the shares of our common stock being registered on behalf of the selling stockholders, we are referring to the shares of common stock that have been issued pursuant to the securities purchase agreement in the private placement of our securities described below, or that may be issuable upon exercise of the warrants purchased in the private placement. When we refer to the selling stockholders in this prospectus, we are referring to the investors in the private placement described below who are named in this prospectus as the selling stockholders and, as applicable, any donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge, or other non-sale related transfer.

Private Placement

On March 31, 2009, we entered into a securities purchase agreement, or the Purchase Agreement, with certain accredited investors, including certain members of our management, providing for a private placement, or the Private Placement, of up to $43.5 million of our securities. The Private Placement was comprised of three closings, including the sale of $15.0 million of units consisting of Series A preferred stock and warrants to purchase common stock, or collectively the Units, in two closings and the sale of $28.5 million of common stock in a third closing. The per Unit purchase price for a share of Series A preferred stock and a warrant to purchase 10 shares of common stock was $3.45 in each of the first two closings, and the per share purchase price for a share of common stock was $0.275 in the third closing in accordance with the terms of the Purchase Agreement. Each share of Series A preferred stock issued in the Private Placement was convertible into 10 shares of common stock in accordance with the terms of the certificate of designation of the Series A preferred stock. The warrants issued in the Private Placement have an exercise price of $0.22 per share and a term of seven years from issuance.

On April 3, 2009, we completed the initial closing of the Private Placement for $10.0 million of Units consisting of 2,898,544 shares of Series A preferred stock and warrants to purchase 28,985,440 shares of common stock. The net proceeds, after deducting placement agent fees and other offering expenses payable by us, were approximately $8.8 million.

On October 30, 2009, we completed the second closing of the Private Placement for $5.0 million of Units consisting of 1,449,268 shares of Series A preferred stock and warrants to purchase 14,492,680 shares of common stock. The net proceeds, after deducting placement agent fees and other offering expenses payable by us, were approximately $4.7 million.

On June 30, 2010, we completed the third and final closing of the Private Placement for $28.5 million of our common stock, or 103,636,348 shares of common stock. The net proceeds, after deducting placement agent fees and other offering expenses payable by us, were approximately $26.7 million.

We have used and expect to continue to use the net proceeds received from each of the closings of the Private Placement for working capital and other general corporate purposes.

Upon completion of the third closing of the Private Placement on June 30, 2010, each share of Series A preferred stock outstanding immediately prior to such third closing automatically converted into 10 shares of common stock in accordance with the terms of the certificate of designation of the Series A preferred stock. Accordingly, 43,478,120 shares of common stock were issued upon the conversion of the Series A preferred stock on June 30, 2010.

The issuances of all securities sold in the Private Placement were exempt from registration under the Securities Act of 1933, as amended, or the Securities Act, pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(2) of and Regulation D promulgated under the Securities Act.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully review the risks and uncertainties described below, and all other information contained in or incorporated by reference in this prospectus (as supplemented and amended), before deciding whether to purchase any of the common stock being registered pursuant to the registration statement of which this prospectus is a part. Each of the risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock, and the occurrence of any of these risks might cause you to lose all or part of your investment. Moreover, the risks described are not the only ones that we face. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations.

Risks Related to Our Business

We need to raise substantial additional funding to fully finance a planned pivotal trial of voreloxin and continue our operations.

We need to raise substantial additional funding in the near term to fully finance a planned pivotal clinical trial of voreloxin. If we are unable to raise substantial additional funding on acceptable terms or at all, we will be forced to delay or reduce the scope of our voreloxin development program and/or limit or cease our operations.

In addition, we will need to raise substantial additional capital to:

•	fund additional clinical trials of voreloxin and seek regulatory approvals;

•	continue and expand our development activities;

•	hire additional development personnel;

•	maintain, defend and expand the scope of our intellectual property portfolio;

•	implement additional internal systems and infrastructure; and

•	build or access manufacturing and commercialization capabilities.

Our future funding requirements will depend on many factors, including but not limited to:

•	the rate of progress and cost of our clinical trials, need for additional clinical trials, and other development activities;

•	the economic and other terms and timing of any licensing or other partnering arrangement into which we may enter;

•	the costs associated with building or accessing manufacturing and commercialization capabilities;

•	the costs of acquiring or investing in businesses, product candidates and technologies, if any;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the costs and timing of seeking and obtaining FDA and other regulatory approvals; and

•	the effect of competing technological and market developments.

Until we can generate a sufficient amount of collaboration or product revenue to finance our cash requirements, which we may never do, we expect to finance future cash needs primarily through equity issuances, debt arrangements, a possible partnership or license of development and/or commercialization rights to voreloxin, or a combination of the above. Any issuance of convertible debt securities, preferred stock or common stock may be at a discount from the then-current trading price of our common stock. If we issue additional common or preferred stock or securities convertible into common stock, our stockholders will experience additional dilution, which may be significant. Further, we do not know whether additional funding will be available on acceptable terms, or at all.

Our independent registered public accounting firm has indicated that our recurring operating losses raise substantial doubt as to our ability to continue as a going concern.

Our audited financial statements for the year ended December 31, 2009 and our unaudited financial statements for the three months ended March 31, 2010 were prepared on a basis that our business would continue as a going concern in accordance with United States generally accepted accounting principles. This basis of presentation assumes that we will continue in operation for the foreseeable future and will be able to realize our assets and discharge our liabilities and commitments in the normal course of business. However, our independent registered public accounting firm indicated in their audit report on our 2009 consolidated financial statements that our recurring operating losses and cash and cash equivalents balance as of December 31, 2009 raised substantial doubt as to our ability to continue as a going concern. Notwithstanding the third closing of the Private Placement on June 30, 2010, we still need to raise substantial additional funding to fully finance a planned pivotal clinical trial of voreloxin. We will be forced to delay or reduce the scope of our voreloxin development program and/or limit or cease our operations if we are unable to raise substantial additional funding to meet our future working capital needs. However, we cannot guarantee that we will be able to obtain sufficient additional funding when needed or that such funding, if available, will be obtainable on terms satisfactory to us. In the event that these plans cannot be effectively realized, there can be no assurance that we will be able to continue as a going concern.

Unfavorable economic and market conditions may make it more difficult and costly to raise additional capital.

The deterioration in worldwide economic conditions and the disruption to the credit and financial markets in the United States and worldwide have led to reduced credit availability. Banks have tightened their lending standards and investors have been unwilling to buy certain corporate stock and bonds. If economic conditions continue to affect the capital markets, our ability to raise capital may be adversely affected.

We have incurred losses since inception and anticipate that we will continue to incur losses for the foreseeable future. We may not ever achieve or sustain profitability.

We are not profitable and have incurred losses in each year since our inception in 1998. Our net losses for the three months ended March 31, 2010 and the years ended December 31, 2009 and 2008 were $4.6 million, $40.2 million and $37.2 million, respectively. As of March 31, 2010, we had an accumulated deficit of $361.1 million. We do not currently have any products that have been approved for marketing, and we continue to incur substantial development and general and administrative expenses related to our operations. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase significantly, especially upon commencing pivotal and Phase 3 clinical trials for voreloxin, as we conduct development of, and seek regulatory approvals for, voreloxin, and as we commercialize any approved drugs. Our losses, among other things, have caused and will continue to cause our stockholders’ equity and working capital to decrease.

Our business model had been based in part upon entering into strategic collaborations for the discovery and/or the development of some of our product candidates. To date, we have derived substantially all of our revenue from research collaboration agreements with Biogen Idec, Inc. Merck & Co., and Johnson & Johnson Pharmaceutical Research & Development LLC. As of March 31, 2010, our only remaining ongoing collaboration is with Biogen Idec; however, the research phase for this collaboration is completed. We do not expect to enter into any new collaboration agreement that will result in research revenue for us. We also do not anticipate that we will generate revenue from the sale of products for the foreseeable future. In the absence of additional sources of capital, which may not be available to us on acceptable terms, or at all, the development of voreloxin or future product candidates, if any, may be reduced in scope, delayed or terminated. If our product candidates or those of our collaborators fail in clinical trials or do not gain regulatory approval, or if our future products do not achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

The development of voreloxin could be halted or significantly delayed for various reasons; our clinical trials for voreloxin may not demonstrate safety or efficacy or lead to regulatory approval.

Voreloxin is vulnerable to the risks of failure inherent in the drug development process. We need to conduct significant additional preclinical studies and clinical trials before we can attempt to demonstrate that voreloxin is safe and effective to the satisfaction of the FDA and other regulatory authorities. Failure can occur at any stage of the development process, and successful preclinical studies and early clinical trials do not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials.

For example, we terminated two Phase 2 clinical trials of voreloxin in small cell and non-small cell lung cancer. We ceased development of SNS-032 and terminated our related license agreement with BMS after completion of a Phase 1 clinical trial as no responses demonstrating efficacy were observed in that trial. In addition, in our Phase 1 clinical trial of SNS-314, a maximum tolerated dose was not established and no responses were observed. As a result, we have suspended further development of SNS-314. If our clinical trials result in unacceptable toxicity or lack of efficacy, we may have to terminate them. If clinical trials are halted, or if they do not show that voreloxin is safe and effective in the indications for which we are seeking regulatory approval, our future growth will be limited and we may not have any other product candidates to develop.

We do not know whether our ongoing clinical trials or any other future clinical trials with voreloxin or any of our product candidates will be completed on schedule, or at all, or whether our ongoing or planned clinical trials will begin or progress on the time schedule we anticipate. The commencement of our planned clinical trials could be substantially delayed or prevented by several factors, including:

•	delays or failures to raise additional funding;

•	results of meetings with the FDA and/or other regulatory bodies;

•	a limited number of, and competition for, suitable patients with particular types of cancer for enrollment in our clinical trials;

•	delays or failures in obtaining regulatory approval to commence a clinical trial;

•	delays or failures in obtaining sufficient clinical materials;

•	delays or failures in obtaining approval from independent institutional review boards to conduct a clinical trial at prospective sites; or

•	delays or failures in reaching acceptable clinical trial agreement terms or clinical trial protocols with prospective sites.

The completion of our clinical trials could also be substantially delayed or prevented by several factors, including:

•	delays or failures to raise additional funding;

•	slower than expected rates of patient recruitment and enrollment;

•	failure of patients to complete the clinical trial;

•	unforeseen safety issues;

•	lack of efficacy during clinical trials;

•	inability or unwillingness of patients or clinical investigators to follow our clinical trial protocols; and

•	inability to monitor patients adequately during or after treatment.

Additionally, our clinical trials may be suspended or terminated at any time by the FDA, other regulatory authorities, ourselves or, in some cases, our collaboration partners. Any failure to complete or significant delay in completing clinical trials for our product candidates could harm our financial results and the commercial prospects for our product candidates.

In March 2008, we informed the FDA of a stability observation in our voreloxin finished drug product, or FDP. Specifically, visible particles were observed during stability studies of one of our voreloxin FDP lots. We have since identified a process impurity in the voreloxin active pharmaceutical ingredient, or API, that, when formulated into the packaged vial of the voreloxin FDP, can result in the formation of particles over time. As a response to these findings, we implemented a revised manufacturing process to attempt to control the impurity and thereby prevent particle formation. Two lots of voreloxin API manufactured using the revised manufacturing process have been formulated into FDP lots that have completed up to 12 months of stability testing at room temperature without formation of particles. These FDP lots are currently being used in our clinical trials. It will take time to evaluate whether or not this revised manufacturing process for voreloxin API will be successful in stopping the formation of particles in these FDP lots over the longer term, and to evaluate whether or not such control of particle formation would also be reliably and consistently achieved in subsequent lots over the shorter or longer term. We provided updates on the results from our process optimization activities to the FDA in December 2008, and again most recently in October 2009 within the briefing materials that were discussed at the January 2010 CMC-focused End-of-Phase 2 meeting with the FDA. If the change in manufacturing process does not adequately control the formation of visible particles, we will need to discuss other possibilities with the FDA, which could include temporary clinical hold until the issue has been resolved to their satisfaction.

The failure to enroll patients for clinical trials may cause delays in developing voreloxin.

We may encounter delays if we are unable to enroll enough patients to complete clinical trials of voreloxin. Patient enrollment depends on many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the trial. Moreover, when one product candidate is evaluated in multiple clinical trials simultaneously, patient enrollment in ongoing trials can be adversely effected by negative results from completed trials. Voreloxin is being tested in patients with AML and ovarian cancer, which can be difficult patient populations to recruit.

The results of preclinical studies and clinical trials may not satisfy the requirements of the FDA or other regulatory agencies.

Prior to receiving approval to commercialize voreloxin or future product candidates, if any, in the United States or abroad, we and our collaboration partners must demonstrate with substantial evidence from well-controlled clinical trials, to the satisfaction of the FDA and other regulatory authorities, that such product candidates are safe and effective for their intended uses. The results from preclinical studies and clinical trials can be interpreted in different ways. Even if we and our collaboration partners believe the preclinical or clinical data are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities.

We rely on third parties to manufacture our voreloxin drug product and its active pharmaceutical ingredient, and depend on one of two suppliers for production of the drug product and for production of the active pharmaceutical ingredient. There are a limited number of manufacturers that are capable of manufacturing voreloxin.

We do not currently own or operate manufacturing facilities and lack the capability to manufacture voreloxin on a clinical or commercial scale. As a result, we rely on third parties to manufacture both the voreloxin API and FDP. The API is classified as a cytotoxic substance, limiting the available manufacturers. We believe that there are at least five contract manufacturers in North America with suitable capabilities for API manufacture, and at least four that can manufacture FDP. We currently have established relationships with only two manufacturers for API and two manufacturers for FDP. If either of our third-party API or FDP manufacturers is unable or unwilling to produce voreloxin, we may need to establish a contract with another supplier. However, establishing a relationship with an alternative supplier would likely delay our ability to produce API or FDP for six to nine months, during which time we would rely on current inventory to supply our drug product manufacturing activities. We expect to continue to depend on third-party contract manufacturers for all our API and FDP needs in the foreseeable future.

Voreloxin requires precise, high quality manufacturing. A contract manufacturer is subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with current Good Manufacturing Practice, or cGMP, and other applicable government regulations and corresponding foreign standards. Our contract manufacturer’s failure to achieve and maintain high manufacturing standards in compliance with cGMP regulations could result in manufacturing errors resulting in patient injury or death, product recalls or withdrawals, delays or interruptions of production or failures in product testing or delivery, delay or prevention of filing or approval of marketing applications for voreloxin, cost overruns or other problems that could seriously harm our business.

To date, voreloxin has been manufactured in small quantities for preclinical studies and clinical trials. Prior to being approved for commercial sale, we will need to manufacture finished drug product in larger quantities. Significant scale-up of manufacturing will be accompanied by process validation studies, which are required to be reviewed by the FDA prior to approval. If we are unable to successfully increase the manufacturing capacity for voreloxin, the regulatory approval or commercial launch may be delayed or there may be a shortage in commercial supply.

Any performance failure on the part of a contract manufacturer could delay clinical development or regulatory approval of our product candidates or commercialization of our future products, depriving us of potential product revenue and resulting in additional losses. For example, because we rely on only two suppliers for voreloxin API and for FDP, the failure of such suppliers to have sufficient quantities of voreloxin or to supply it on a timely basis, or at all, would negatively affect us. In addition, our dependence on a third party for manufacturing may adversely affect our future profit margins. Our ability to replace an existing manufacturer may be difficult because the number of potential manufacturers is limited and the FDA must approve any replacement manufacturer before it can be an approved commercial supplier. Such approval would require new testing and compliance inspections. It may be difficult or impossible for us to identify and engage a replacement manufacturer on acceptable terms in a timely manner, or at all.

We expect to expand our clinical development capabilities, and any difficulties hiring or retaining key personnel or managing this growth could disrupt our operations.

We are highly dependent on the principal members of our development staff. We expect to expand our clinical development capabilities by increasing expenditures in these areas, hiring additional employees and expanding the scope of our current operations. Future growth will require us to continue to implement and improve our managerial, operational and financial systems and continue to retain, recruit and train additional qualified personnel, which may impose a strain on our administrative and operational infrastructure. The competition for qualified personnel in the biopharmaceutical field is intense. We are highly dependent on our continued ability to attract, retain and motivate highly qualified management and specialized personnel required for clinical development. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. If we are unable to retain key personnel or manage our growth effectively, we may not be able to implement our business plan.

If we are sued for infringing intellectual property rights of third parties, litigation will be costly and time consuming and could prevent us from developing or commercializing voreloxin.

Our commercial success depends on not infringing the patents and other proprietary rights of third parties and not breaching any collaboration or other agreements we have entered into with regard to our technologies and product candidates. If a third party asserts that we are using technology or compounds claimed in issued and unexpired patents owned or controlled by the third party, we may need to obtain a license, enter into litigation to challenge the validity of the patents or incur the risk of litigation in the event that a third party asserts that we infringe its patents.

If a third party asserts that we infringe its patents or other proprietary rights, we could face a number of challenges that could seriously harm our competitive position, including:

•

infringement and other intellectual property claims, which would be costly and time consuming to litigate, whether or not the claims have merit, and which could delay the regulatory approval process and divert management’s attention from our business;

•	substantial damages for past infringement, which we may have to pay if a court determines that voreloxin or any future product candidates infringe a third party’s patent or other proprietary rights;

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a court order prohibiting us from selling or licensing voreloxin or any future product candidates unless a third party licenses relevant patent or other proprietary rights to us, which it is not required to do; and

•	if a license is available from a third party, we may have to pay substantial royalties or grant cross-licenses to our patents or other proprietary rights.

If our competitors develop and market products that are more effective, safer or less expensive than voreloxin, our commercial opportunities will be negatively impacted.

The life sciences industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching, developing and marketing products designed to address the treatment of cancer, including AML and ovarian cancer. Voreloxin is a small molecule therapeutic that will compete with other drugs and therapies that currently exist or are being developed. Many of our competitors have significantly greater financial, manufacturing, marketing and drug development resources than we do. Large pharmaceutical companies in particular have extensive experience in clinical testing and in obtaining regulatory approvals for, and marketing, drugs.

We believe that our ability to successfully compete in the marketplace with voreloxin and any future product candidates, if any, will depend on, among other things:

•	our ability to develop novel compounds with attractive pharmaceutical properties and to secure, protect and maintain intellectual property rights based on our innovations;

•	the efficacy, safety and reliability of our product candidates;

•	the speed at which we develop our product candidates;

•	our ability to design and successfully execute appropriate clinical trials;

•	our ability to maintain a good relationship with regulatory authorities;

•	our ability to obtain, and the timing and scope of, regulatory approvals;

•	our ability to manufacture and sell commercial quantities of future products to the market; and

•	acceptance of future products by physicians and other healthcare providers.

Some of the current key competitors of voreloxin in AML include Genzyme Corporation’s clofarabine, Eisai Corporation’s decitabine and Celgene Corporation’s azacitidine, any or all of which could change the treatment paradigm of acute leukemia. Each of these compounds is further along in clinical development than is voreloxin. Liposomal doxorubicin and topotecan are current standards of care in platinum-resistant ovarian cancer patients, and we are aware that several of our competitors have ongoing Phase 3 clinical trials for this indication.

We expect competition for voreloxin to increase as additional products are developed and approved to treat AML and ovarian cancer in various patient populations. If our competitors market products that are more effective, safer or less expensive than voreloxin or our other future products, if any, or that reach the market sooner we may not achieve commercial success or substantial market penetration. In addition, the biopharmaceutical industry is characterized by rapid change. Products developed by our competitors may render voreloxin or any future product candidates obsolete.

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize voreloxin.

We rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to conduct our planned and existing clinical trials for voreloxin. If the third parties conducting our clinical trials do not perform their contractual duties or obligations, do not meet expected deadlines or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical trial protocols or for any other reason, we may need to enter into new arrangements with alternative third parties and our clinical trials may be extended, delayed or terminated or may need to be repeated, and we may not be able to obtain regulatory approval for or commercialize the product candidate being tested in such trials.

Our proprietary rights may not adequately protect voreloxin or future product candidates, if any.

Our commercial success will depend on our ability to obtain patents and maintain adequate protection for voreloxin and any future product candidates in the United States and other countries. We own, co-own or have rights to a significant number of issued U.S. and foreign patents and pending U.S. and foreign patent applications. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies and future products are covered by valid and enforceable patents or are effectively maintained as trade secrets.

We apply for patents covering both our technologies and product candidates, as we deem appropriate. However, we may fail to apply for patents on important technologies or product candidates in a timely fashion, or at all. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products and technologies. In addition, we generally do not exclusively control the patent prosecution of subject matter that we license to or from others. Accordingly, in such cases we are unable to exercise the same degree of control over this intellectual property as we would over our own. Moreover, the patent positions of biopharmaceutical companies are highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. As a result, the validity and enforceability of patents cannot be predicted with certainty. In addition, we do not know whether:

•	we, our licensors or our collaboration partners were the first to make the inventions covered by each of our issued patents and pending patent applications;

•	we, our licensors or our collaboration partners were the first to file patent applications for these inventions;

•	others will independently develop similar or alternative technologies or duplicate any of our technologies;

•	any of our or our licensors’ pending patent applications will result in issued patents;

•	any of our, our licensors’ or our collaboration partners’ patents will be valid or enforceable;

•	any patents issued to us, our licensors or our collaboration partners will provide us with any competitive advantages, or will be challenged by third parties;

•	we will develop additional proprietary technologies that are patentable; or

•	the patents of others will have an adverse effect on our business.

We also rely on trade secrets to protect some of our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to maintain. While we use reasonable efforts to protect our trade secrets, our or our collaboration partners’ employees, consultants, contractors or scientific and other advisors, or those of our licensors, may unintentionally or willfully disclose our proprietary information to competitors. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. In addition, foreign courts are sometimes less willing than U.S. courts to protect trade secrets. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secrets against them and our business could be harmed.

The composition of matter patents covering voreloxin are due to expire in 2015. Even if voreloxin is approved by the FDA, we may not be able to recover our development costs prior to the expiration of these patents.

The voreloxin API composition of matter is covered by U.S. patent 5,817,669 and its counterpart patents and patent applications in 43 foreign jurisdictions. U.S. patent 5,817,669 is due to expire in October 2015, and most of its foreign counterparts are due to expire in June 2015. We do not know whether patent term extensions and data exclusivity periods will be available in the future. Voreloxin must undergo extensive clinical trials before it can be approved by the FDA. We do not know when, if ever, voreloxin will be approved by the FDA. Even if voreloxin is approved by the FDA in the future, we may not have sufficient time to commercialize our voreloxin product to enable us to recover our development costs prior to the expiration of the U.S. and foreign patents covering voreloxin. Our obligation to pay royalties to Dainippon, the company from which we licensed voreloxin, may extend beyond the patent expiration, which would further erode the profitability of this product.

Any future workforce and expense reductions may have an adverse impact on our internal programs, our ability to hire and retain key personnel and may be distracting to management.

We have, in the past, implemented a number of workforce reductions. Depending on our need for additional funding and expense control, we may be required to implement further workforce and expense reductions in the future. Further workforce and expense reductions could result in reduced progress on our internal programs. In addition, employees, whether or not directly affected by a reduction, may seek future employment with our business partners or competitors. Although our employees are required to sign a confidentiality agreement at the time of hire, the confidential nature of certain proprietary information may not be maintained in the course of any such future employment. Further, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled personnel. We may have difficulty retaining and attracting such personnel as a result of a perceived risk of future workforce and expense reductions. In addition, the implementation of expense reduction programs may result in the diversion of efforts of our executive management team and other key employees, which could adversely affect our business.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our employees’ former employers.

Many of our employees were previously employed at biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that we or our employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key personnel or the work product of current or former personnel could hamper or prevent our ability to commercialize voreloxin, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

We currently have limited marketing staff and no sales or distribution organization. If we are unable to develop a sales and marketing and distribution capability on our own or through collaborations with marketing partners, we will not be successful in commercializing voreloxin.

We currently have no sales or distribution capabilities and limited marketing staff. We intend to establish our own sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize voreloxin in North America, which will be expensive and time consuming. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. We plan to collaborate with third parties that have direct sales forces and established distribution systems to commercialize voreloxin. To the extent that we enter into co-promotion or other licensing arrangements, our product revenue is likely to be lower than if we marketed or sold voreloxin directly. In addition, any revenue we receive will depend upon the efforts of third parties, which may not be successful and are only partially within our control. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize voreloxin. If we are not successful in commercializing voreloxin or our future product candidates, if any, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant additional losses.

We depend on various consultants and advisors for the success and continuation of our development efforts.

We work extensively with various consultants and advisors, who provide advice and or services in various business and development functions, including clinical development, operations and strategy, regulatory matters, accounting and finance. The potential success of our drug development programs depends, in part, on continued collaborations with certain of these consultants and advisors. Our consultants and advisors are not our employees and may have commitments and obligations to other entities that may limit their availability to us. We do not know if we will be able to maintain such relationships or that such consultants and advisors will not enter into other arrangements with competitors, any of which could have a detrimental impact on our development objectives and our business.

If conflicts of interest arise between our current or future collaboration partners and us, any of them may act in their self interest, which may be adverse to our interests.

If a conflict of interest arises between us and one or more of our current or potential future collaboration partners, they may act in their own self interest or otherwise in a way that is not in the interest of our company or our stockholders. Our current or potential future collaboration partners are conducting or may conduct product development efforts within the disease area that is the subject of collaboration with our company. In current or potential future collaborations, we have agreed or may agree not to conduct, independently or with any third party, any research that is competitive with the research conducted under our collaborations. Our collaboration partners, however, may develop, either alone or with others, products in related fields that are competitive with the product candidates that are the subject of these collaborations. Competing products, either developed by our collaboration partners or to which our collaboration partners have rights, may result in their withdrawal of support for a product candidate covered by the collaboration agreement.

If one or more of our current or potential future collaboration partners were to breach or terminate their collaboration agreements with us or otherwise fail to perform their obligations thereunder in a timely manner, the preclinical or clinical development or commercialization of the affected product candidates could be delayed or terminated. We do not know whether our collaboration partners will pursue alternative technologies or develop alternative product candidates, either on their own or in collaboration with others, including our competitors, as a means for developing treatments for the diseases targeted by collaboration agreements with our company.

Our facilities are located near known earthquake fault zones, and the occurrence of an earthquake or other catastrophic disaster could cause damage to our facilities and equipment, which could require us to cease or curtail operations.

Our facilities are located in the San Francisco Bay Area near known earthquake fault zones and are vulnerable to significant damage from earthquakes. We are also vulnerable to damage from other types of disasters, including fires, floods, power loss, communications failures and similar events. If any disaster were to occur, our ability to operate our business at our facilities may be seriously or completely impaired and our data could be lost or destroyed.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure may create uncertainty regarding compliance matters. New or changed laws, regulations and standards are subject to varying interpretations in many cases. As a result, their application in practice may evolve over time. We are committed to maintaining high standards of corporate governance and public disclosure. Complying with evolving interpretations of new or changed legal requirements may cause us to incur higher costs as we revise current practices, policies and procedures, and may divert management time and attention from potential revenue-generating activities to compliance matters. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may also be harmed. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business.

Risks Related to Our Industry

The regulatory approval process is expensive, time consuming and uncertain and may prevent us from obtaining approval for the commercialization of voreloxin.

The research, testing, manufacturing, selling and marketing of product candidates are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, which regulations differ from country to country. Neither we nor our collaboration partners are permitted to market our product candidates in the United States until we receive approval of a new drug application or NDA, from the FDA, or in any other country without the equivalent marketing approval from such country. We have not received marketing approval for voreloxin. None of our collaboration partners have had a product resulting from our collaboration enter clinical trials. In addition, failure to comply with FDA and other applicable U.S. and foreign regulatory requirements may subject us to administrative or judicially imposed sanctions, including warning letters, civil and criminal penalties, injunctions, product seizure or detention, product recalls, total or partial suspension of production, and refusal to approve pending NDAs, supplements to approved NDAs or their foreign equivalents.

Regulatory approval of an NDA or NDA supplement or a foreign equivalent is not guaranteed, and the approval process is expensive and may take several years. Furthermore, the development process for oncology products may take longer than in other therapeutic areas. Regulatory authorities have substantial discretion in the drug approval process. Despite the time and expense exerted, failure can occur at any stage, and we could encounter problems that cause us to abandon clinical trials or to repeat or perform additional preclinical studies and clinical trials. The number of preclinical studies and clinical trials that will be required for marketing approval varies depending on the drug candidate, the disease or condition that the drug candidate is designed to address, and the regulations applicable to any particular drug candidate. While we plan to commence a pivotal clinical trial of voreloxin for the treatment of AML in 2010, we may not be able to reach agreement with the FDA on a development plan that would support potential regulatory approval based on the results of the clinical trials that we anticipate.

The FDA or a foreign regulatory authority can delay, limit or deny approval of a drug candidate for many reasons, including:

•	the drug candidate may not be deemed safe or effective;

•	regulatory officials may not find the data from preclinical studies and clinical trials sufficient;

•	the FDA or foreign regulatory authority might not approve our or our third-party manufacturer’s processes or facilities; or

•	the FDA or foreign regulatory authority may change its approval policies or adopt new regulations.

We may be subject to costly claims related to our clinical trials and may not be able to obtain adequate insurance.

Because we conduct clinical trials in humans, we face the risk that the use of voreloxin or future product candidates, if any, will result in adverse side effects. We cannot predict the possible harms or side effects that may result from our clinical trials. Although we have clinical trial liability insurance for up to $10.0 million in aggregate, our insurance may be insufficient to cover any such events. We do not know whether we will be able to continue to obtain clinical trial coverage on acceptable terms, or at all. We may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limit of, our insurance coverage. There is also a risk that third parties that we have agreed to indemnify could incur liability. Any litigation arising from our clinical trials, even if we were ultimately successful, would consume substantial amounts of our financial and managerial resources and may create adverse publicity.

Even if we receive regulatory approval to sell voreloxin, the market may not be receptive to voreloxin.

Even if voreloxin obtains regulatory approval, it may not gain market acceptance among physicians, patients, healthcare payors and/or the medical community. We believe that the degree of market acceptance will depend on a number of factors, including:

•	timing of market introduction of competitive products;

•	efficacy of our product;

•	prevalence and severity of any side effects;

•	potential advantages or disadvantages over alternative treatments;

•	strength of marketing and distribution support;

•	price of voreloxin, both in absolute terms and relative to alternative treatments; and

•	availability of reimbursement from health maintenance organizations and other third-party payors.

For example, the potential toxicity of single and repeated doses of voreloxin has been explored in a number of animal trials that suggest the dose-limiting toxicities in humans receiving voreloxin may be similar to some of those observed with approved cytotoxic agents, including reversible toxicity to bone marrow cells, the gastrointestinal system and other systems with rapidly dividing cells. In our Phase 1 and Phase 2 clinical trials of voreloxin, we have witnessed the following side effects, irrespective of causality, ranging from mild to more severe: lowered white blood cell count that may lead to a serious or possibly life-threatening infection, hair loss, mouth sores, fatigue, nausea with or without vomiting, lowered platelet count, which may lead to an increase in bruising or bleeding, lowered red blood cell count (anemia), weakness, tiredness, shortness of breath, diarrhea and intestinal blockage.

If voreloxin fails to achieve market acceptance, due to unacceptable side effects or any other reasons, we may not be able to generate significant revenue or to achieve or sustain profitability.

Even if we receive regulatory approval for voreloxin, we will be subject to ongoing FDA and other regulatory obligations and continued regulatory review, which may result in significant additional expense and limit our ability to commercialize voreloxin.

Any regulatory approvals that we or our collaboration partners receive for voreloxin or our future product candidates, if any, may also be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for potentially costly post-marketing trials. In addition, even if approved, the labeling, packaging, adverse event reporting, storage, advertising, promotion and recordkeeping for any product will be subject to extensive and ongoing regulatory requirements. The subsequent discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market.

Regulatory policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are not able to maintain regulatory compliance, we might not be permitted to market voreloxin or our future products and we may not achieve or sustain profitability.

The coverage and reimbursement status of newly approved drugs is uncertain, and failure to obtain adequate coverage and reimbursement could limit our ability to market voreloxin and decrease our ability to generate revenue.

There is significant uncertainty related to the third party coverage and reimbursement of newly approved drugs both nationally and internationally. The commercial success of voreloxin and our future products, if any, in both domestic and international markets depends on whether third-party coverage and reimbursement is available for the ordering of our future products by the medical profession for use by their patients. Medicare, Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to manage healthcare costs by limiting both coverage and the level of reimbursement of new drugs and, as a result, they may not cover or provide adequate payment for our future products. These payors may not view our future products as cost-effective, and reimbursement may not be available to consumers or may not be sufficient to allow our future products to be marketed on a competitive basis. Likewise, legislative or regulatory efforts to control or reduce healthcare costs or reform government healthcare programs could result in lower prices or rejection of our future products. Changes in coverage and reimbursement policies or healthcare cost containment initiatives that limit or restrict reimbursement for our future products may reduce any future product revenue.

Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing voreloxin abroad.

We intend to market voreloxin in international markets. In order to market voreloxin in Canada, the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals. We have had limited interactions with foreign regulatory authorities, and the approval procedures vary among countries and can involve additional testing at significant cost. The time required to obtain approval may differ from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval processes may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize voreloxin or any other future products in any market.

Foreign governments often impose strict price controls, which may adversely affect our future profitability.

We intend to seek approval to market voreloxin in both the United States and foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions, we will be subject to rules and regulations in those jurisdictions relating to voreloxin. In some foreign countries, particularly in the European Union, prescription drug pricing is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a drug candidate. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of voreloxin to other available therapies. If reimbursement of voreloxin is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

We may incur significant costs complying with environmental laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities.

We use hazardous chemicals and radioactive and biological materials in our business and are subject to a variety of federal, state, regional and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials. Although we believe our safety procedures for handling and disposing of these materials and waste products comply with these laws and regulations, we cannot eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of hazardous materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could significantly exceed our insurance coverage, which is limited to $50,000 for pollution cleanup, and we are uninsured for third-party contamination injury.

Risks Related to Our Common Stock

If we fail to maintain compliance with the continued listing requirements of The NASDAQ Capital Market, our common stock may be delisted and the price of our common stock and our ability to access the capital markets could be negatively impacted.

On March 31, 2010, we received a letter from the NASDAQ Listing Qualifications Staff, or the Staff, notifying us that we do not comply with the minimum $1.00 per share requirement for a continued listing on The NASDAQ Capital Market, or the Bid Price Requirement. In accordance with NASDAQ Listing Rules, we will be afforded 180 calendar days, or until September 27, 2010, to regain compliance. To regain compliance, the bid price of our common stock must close at or above $1.00 for at least 10 consecutive business days at any time prior to September 27, 2010, unless the Listing Qualifications Department exercises its discretion to extend this 10-day period. If we do not demonstrate compliance by September 27, 2010, but meet The NASDAQ Capital Market initial inclusion criteria, except for the $1.00 per share bid price requirement, we will be granted an additional 180 calendar day compliance period. If we do not regain compliance with the Bid Price Requirement by September 27, 2010 and are not eligible for an additional compliance period at that time, the Listing Qualifications Department will provide written notification to us that our common stock is subject to delisting. At that time, we may appeal the delisting determination to a NASDAQ Listing Qualifications Panel, or Panel. Our common stock would remain listed pending the Panel’s decision. There can be no assurance that, if we do appeal the delisting determination to the Panel, that such appeal would be successful.

If we are delisted, we would expect our common stock to be traded in the over-the-counter market, which could adversely affect the liquidity of our common stock. Additionally, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our common stock;

•	a reduced amount of news and analyst coverage for us;

•	a decreased ability to issue additional securities or obtain additional financing in the future;

•	reduced liquidity for our stockholders;

•	potential loss of confidence by collaboration partners and employees; and

•	loss of institutional investor interest and fewer business development opportunities.

The price of our common stock may continue to be volatile, and the value of an investment in our common stock may decline.

In the six months ended June 30, 2010, our common stock traded as low as $0.44 and as high as $1.62, and in 2009, traded as low as $0.05 and as high as $2.43. Factors that could cause continued volatility in the market price of our common stock include, but are not limited to:

•	failure to raise additional capital to carry through with our clinical development plans and current and future operations;

•	results from, and any delays in or discontinuance of, ongoing and planned clinical trials for voreloxin;

•

announcements of FDA non-approval of voreloxin, delays in filing regulatory documents with the FDA or other regulatory agencies, or delays in the review process by the FDA or other foreign regulatory agencies;

•	announcements relating to restructuring and other operational changes;

•	delays in the commercialization of voreloxin or our future products, if any;

•	market conditions in the pharmaceutical, biopharmaceutical and biotechnology sectors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	announcements relating to our collaboration with Biogen Idec;

•	actual and anticipated fluctuations in our quarterly operating results;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	introduction of new products by our competitors;

•	issues in manufacturing voreloxin drug substance or drug product, or future products, if any;

•	market acceptance of voreloxin or our future products, if any;

•	deviations in our operating results from the estimates of analysts;

•	third-party healthcare reimbursement policies;

•	FDA or other U.S. or foreign regulatory actions affecting us or our industry;

•	litigation or public concern about the safety of voreloxin or future products, if any;

•	failure to develop or sustain an active and liquid trading market for our common stock;

•	sales of our common stock by our officers, directors or significant stockholders; and

•	additions or departures of key personnel.

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult to change management.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders might otherwise consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our stockholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. These provisions include:

•	a classified board of directors so that not all directors are elected at one time;

•	a prohibition on stockholder action through written consent;

•	limitations on our stockholders’ ability to call special meetings of stockholders;

•	an advance notice requirement for stockholder proposals and nominations; and

•	the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine.

In addition, Delaware law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person who, together with its affiliates, owns or within the last three years has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Delaware law may discourage, delay or prevent a change in control of our company.

Provisions in our charter documents and provisions of Delaware law could limit the price that investors are willing to pay in the future for shares of our common stock.

The ownership of our capital stock is highly concentrated, and your interests may conflict with the interests of our existing stockholders.

Our executive officers and directors and their affiliates beneficially owned approximately 44.6% of our outstanding capital stock as of June 30, 2010, assuming the exercise in full of the outstanding warrants to purchase common stock held by these stockholders as of such date. Accordingly, these stockholders, acting as a group, could have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

We have never paid dividends on our capital stock and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be our stockholders’ sole source of gain for the foreseeable future.

We are at risk of securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology companies have experienced greater than average stock price volatility in recent years. These broad market fluctuations may adversely affect the trading price or liquidity of our common stock. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of our stockholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our management would be diverted from the operation of our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements for purposes of these provisions, including without limitation any statements relating to:

•	our strategy, including our plans with respect to presenting clinical data and initiating clinical trials;

•	our research and development programs, including clinical testing;

•	sufficiency of our cash resources and our ability to raise additional funding to fully finance our pivotal clinical trial of voleroxin;

•	any statements concerning proposed regulatory activities or licensing or collaborative arrangements,

•	our research and development and other expenses;

•	our operations and legal risks; and

•	assumptions underlying any of the foregoing.

In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” and similar expressions intended to identify forward-looking statements. These statements reflect our views as of the date on which they were made with respect to future events and are based on assumptions and subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by such statements. We discuss these risks in greater detail under the heading “Risk Factors” in this prospectus. Given these risks, uncertainties and other important factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date such forward-looking statements are made. You should carefully read this prospectus, together with the information incorporated herein by reference as described under the section entitled “Where You Can Find Additional Information,” completely and with the understanding that our actual future results may be materially different from what we expect. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our business, results of operations and financial condition.

You should rely only on information contained or incorporated by reference in this prospectus and any prospectus supplement, and the registration statement of which this prospectus is a part, including the exhibits that we have filed with the registration statement. You should understand that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in the foregoing documents by these cautionary statements.

Except as required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or developments. You should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. Before deciding to purchase our common stock, you should carefully consider the risk factors discussed or incorporated by reference in this prospectus and any prospectus supplement.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders pursuant to this prospectus. A portion of the shares covered by this prospectus are issuable upon exercise of warrants to purchase our common stock. Upon any exercise of warrants for cash, the selling stockholders would pay us the exercise price of the warrants. The cash exercise price of the warrants is $0.22 per share of our common stock. We expect to use any such proceeds for working capital and other general corporate purposes. Under certain conditions set forth in the warrants, the warrants are exercisable on a cashless basis. If the warrants are exercised on a cashless basis, we would not receive any cash payment from the selling stockholders upon any exercise of the warrants.

Each selling stockholder will pay any underwriting discounts and commissions and expenses incurred by the selling stockholder for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholder in disposing of the shares covered by this prospectus. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, fees and expenses of our counsel and accountants and up to $40,000 of the fees and expenses of one counsel selected by the selling stockholders.

SELLING STOCKHOLDERS

On April 3, 2009, October 30, 2009 and June 30, 2010, we issued to the selling stockholders an aggregate of 147,114,468 shares of common stock and warrants to purchase an additional 43,478,120 shares of common stock in closings of the Private Placement for an aggregate purchase price of $43.5 million. For additional information regarding the issuances of common stock, see “Prospectus Summary—Private Placement” above. This prospectus relates to the possible resale from time to time by the selling stockholders of any or all of the shares of common stock issued or issuable in the Private Placement held by such selling stockholders. Of the common stock initially issued and issuable in the Private Placement, 14,744,638 shares of common stock have previously been sold by the selling stockholders pursuant to Rule 144 promulgated under the Securities Act, and are not covered by this prospectus. We are registering the remaining shares of common stock sold pursuant to the Private Placement or issuable pursuant to the exercise of the warrants issued in the Private Placement pursuant to the provisions of the Investor Rights Agreement we entered into with the selling stockholders on April 3, 2009 in order to permit the selling stockholders to offer the shares for resale from time to time.

The table below, including the footnotes, presents information regarding the selling stockholders and the shares of common stock that they purchased in the Private Placement under the Purchase Agreement, or that may be issuable upon exercise of the warrants they purchased in the Private Placement, and that the selling stockholders may offer and sell from time to time under this prospectus. The warrants held by the selling stockholders are exercisable at any time in whole or in part and expire seven years from the date of issuance. Pursuant to the terms of the warrants, if certain changes occur to our capitalization, such as a stock split or stock dividend of the common stock, then the exercise price and number of shares issuable upon exercise of the warrants will be adjusted appropriately. Except as described below, none of the selling stockholders nor any of their respective affiliates, officers, directors or principal equity holders has held any position or office or had any other material relationship with us or our affiliates within the past three years.

This table is prepared based on information supplied to us by the selling stockholders, and reflects holdings as of June 30, 2010. As used in this prospectus, the term “selling stockholder” includes the individuals and entities set forth below and any donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge, or other non-sale related transfer. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of common stock with respect to which each selling stockholder has voting and investment power.

The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus” represents all of the shares of common stock, including the shares of our common stock issuable upon exercise of the warrants, that each selling stockholder may offer under this prospectus. The fourth column assumes the sale of all the shares, including the shares issuable upon the exercise of the warrants, offered by each selling stockholder pursuant to this prospectus. However, because the selling stockholders may sell all or some of their shares under this prospectus from time to time, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of any sales. Each selling stockholders may sell some, all or none of its shares in this offering. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares.

	Number of Shares of Common Stock Beneficially Owned Prior to Offering (2)		Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus	Number of Shares of Common Stock Beneficially Owned After Offering (2)(3)
Name of Selling Stockholder (1)	Number	Percent		Number	Percent

Entities affiliated with Alta Partners (4)	22,486,903	9.9%	21,907,164	579,739	*

Entities affiliated with Bay City Capital (5)	43,823,521	19.0	43,814,430	9,091	*

Caxton Advantages Life Sciences Fund, L.P. (6)	8,454,852	3.8	8,454,852	—	*

Growth Equity Opportunities Fund, LLC (7)	43,814,431	19.0	43,814,431	—	*

Entities affiliated with Merlin BioMed (8)	18,564,506	8.4	18,564,506	—	*

ONC General Partnership Limited (9)	18,575,545	8.3	18,575,545	—	*

Entities affiliated with Opus Point Healthcare (10)	2,190,700	*	2,190,700	—	*

Entities affiliated with Venrock Associates (11)	7,243,409	3.3	7,243,409	—	*

Vision Opportunity Master Fund, Ltd. (12)	9,530,400	4.3	9,530,400	—	*

Swisher Revocable Trust (13)	1,820,249	*	876,267	943,982	*

Bjerkholt/Hahn Family Trust (14)	902,093	*	438,123	463,970	*

Steven B. Ketchum (15)	621,724	*	438,123	183,601	*

All selling stockholders as a group	178,028,333	71.0%	175,847,950	2,180,383	*

*	Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.
(1)	Based on the information received by us from each known holder of the securities.
(2)	Shares beneficially owned include shares of our common stock and shares of our common stock issuable pursuant to stock options and warrants exercisable within 60 days of June 30, 2010 held by the selling stockholders. Percentages are based on 221,175,163 shares of our common stock that were outstanding as of June 30, 2010. In calculating the percentage for each selling stockholder, the shares of common stock issuable pursuant to stock options and warrants are treated as shares outstanding for that selling stockholder but are not treated as outstanding for any other selling stockholder. In calculating the percentage for each group of affiliated funds, the shares of common stock issuable upon exercise of the warrants held by each of the affiliated funds are treated as outstanding for that group.
(3)	The selling stockholders may offer and sell all or part of the common stock covered by this prospectus, but no estimates can be made as to the amount of shares of common stock that will be held by the selling stockholders after the completion of this offering.
(4)	Consists of (i) 1,040,135 shares of common stock and 343,051 shares of common stock issuable upon exercise of warrants outstanding held by Alta BioPharma Partners III GmbH & Co. Beteiligungs KG, (ii) 15,487,876 shares of common stock and 5,108,272 shares of common stock issuable upon exercise of warrants outstanding held by Alta BioPharma Partners III, L.P., and (iii) 381,683 shares of common stock and 125,886 shares of common stock issuable upon exercise of warrants outstanding held by Alta Embarcadero BioPharma Partners III, LLC. Alta Partners III, Inc. provides investment advisory services to Alta BioPharma Partners III GmbH & Co. Beteiligungs KG, Alta BioPharma Partners III, L.P. and Alta Embarcadero BioPharma Partners III, LLC, or, collectively, the Alta Funds. The managing directors of Alta BioPharma Management III, LLC, which is the general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG, and the managers of Alta Embarcadero BioPharma Partners III, LLC, or, together, the Principals, exercise sole dispositive and voting power over the shares owned by the Alta Funds. The Principals include Jean Deleage, Farah Campsi, Edward Penhoet and Edward Hurwitz, one of the members of our board of directors. These individuals may be deemed to share dispositive and voting power over the shares held by the Alta Funds. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest therein. The address of Alta Partners III, Inc. and its affiliates is One Embarcadero Center, Suite 3700, San Francisco, California 94111.
(5)	Consists of (i) 9,091 shares of our common stock held by Bay City Capital LLC, a Delaware limited liability company, or BCC, (ii) 33,187,024 shares of common stock and 9,808,090 shares of common stock issuable upon exercise of warrants outstanding held by Bay City Capital Fund V, L.P., or Fund V, and (iii) 632,416 shares of common stock and 186,900 shares of common stock issuable upon exercise of warrants outstanding held by Bay City Capital Fund V Co-Investment Fund, L.P., or Co-Investment V. BCC is the manager of Bay City Capital Management V, LLC, a Delaware limited liability company, or Management V. Management V is the general partner of Fund V and Co-Investment V and has sole voting and dispositive power with respect to the securities held by Fund V and Co-Investment V. BCC is also an advisor to Fund V and Co-Investment V. Dayton Misfeldt, one of the members of our board of directors, is a partner of BCC. The address of the principal business and office of Bay City Capital and its affiliates is 750 Battery Street, Suite 400, San Francisco, California 94111.

(6)	The principal address for Caxton Advantages Life Sciences Fund, L.P is c/o Caxton Advantage Venture Partners, L.P., 500 Park Avenue, 9th Floor, New York, New York 10022.
(7)	Includes 9,994,990 shares of common stock issuable upon the exercise of warrants outstanding owned by Growth Equity Opportunities Fund, LLC, or GEO. The sole member of GEO is New Enterprise Associates 12, Limited Partnership, or NEA 12. NEA Partners 12, Limited Partnership, or NEA Partners 12, is the sole general partner of NEA 12; NEA 12 GP, LLC, or NEA 12 GP, is the sole general partner of NEA Partners 12. M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Patrick J. Kerins, Krishna “Kittu” Kolluri, C. Richard Kramlich, Charles W. Newhall III, Mark W. Perry and Scott D. Sandell are the individual managers of NEA 12 GP. Each of the above named entities and persons, except GEO, disclaims beneficial ownership of the securities except to the extent of their pecuniary interest therein, if any. Helen S. Kim, one of the members of our board of directors, is a designee of GEO. The address for GEO is 119 St. Paul Street, Baltimore, Maryland 21202.
(8)

Consists of (i) 10,920,308 shares of common stock held by Merlin Nexus III, L.P., or Nexus III, and (ii) 7,644,198 shares of common stock held by Nexus Gemini, L.P., or Gemini. Merlin BioMed Private Equity Advisors, LLC, a Delaware limited liability company, or Merlin, is the investment adviser to Gemini and Nexus III. Dominique Semon is the controlling principal and chief investment officer of Merlin. Merlin and Mr. Semon share voting power and dispositive power over the shares held by Gemini and Nexus III. The principal address for Merlin and it affiliates is 424 West 33rd Street, Suite 520, New York, New York 10001.

(9)	Includes 1,665,830 shares of common stock issuable upon the exercise of warrants outstanding owned by ONC General Partner Limited, or ONC. The principal address for ONC is 26 New Street, St. Helier, Jersey, Channel Islands JE4 8PP.
(10)

Consists of (i) 613,506 shares of common stock and 249,870 shares of common stock issuable upon the exercise of warrants outstanding owned by Opus Point Healthcare (Low Net) Fund, L.P., or Low Net Fund, (ii) 402,684 shares of common stock and 249,870 shares of common stock issuable upon the exercise of warrants outstanding owned by Opus Point Healthcare Value Fund, L.P., or Value Fund, (iii) 545,454 shares of common stock owned by Opus Point Healthcare Innovations Fund, L.P., or Innovations Fund, and (iv) 129,316 shares of common stock held by Michael S. Weiss, a partner of Opus Point Partners. Opus Point Partners is the parent company of Low Net Fund, Value Fund and Innovations Fund. Mr. Weiss may be deemed to share voting and dispositive power over the shares held by Low Net Fund, Value Fund and Innovations Fund, and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The principal address for Opus Point Partners is 787 7th Avenue, 48th Floor, New York, NY 10019.

(11)

Consists of (i) 2,969,805 shares of common stock owned by Venrock Associates and (ii) 4,273,604 shares of common stock owned by Venrock Associates II, L.P. Anthony Evnin, Michael C. Brooks, Bryan E. Roberts, Ray A. Rothrock and Michael F. Tyrrell are the general partners of Venrock Associates and Venrock Associates II, L.P., or, together, Venrock. These individuals may be deemed to share voting and dispositive power over the shares which are, or may be, deemed to be beneficially owned by Venrock. Each of these individuals disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. Dr. Evnin was a member of our board of directors until his resignation, effective as of April 3, 2009. The principal address for Venrock is 530 Fifth Avenue, 22nd Floor, New York, NY 10036.

(12)	Vision Capital Advisors, LLC, a Delaware limited liability company, or Vision Advisors, is the investment manager of the Vision Opportunity Master Fund, Ltd., a Cayman Islands company, or the Vision Fund, and Adam Benowitz is the Managing Member of Vision Advisors. Mr. Benowitz and Vision Advisors may be deemed to share with the Vision Fund voting and dispositive power with respect to such shares. Mr. Benowitz and Vision Advisors disclaim beneficial ownership of these shares. The principal address of the Vision Fund is c/o Citi Hedge Fund Services (Cayman) Limited, P.O. Box 1748, Cayman Corporate Centre, 27 Hospital Road, 5th Floor, Grand Cayman KY1-1109, Cayman Islands.
(13)	Includes (i) 199,890 shares of common stock issuable upon the exercise of warrants outstanding and (ii) options held by Mr. Swisher, trustee of the Swisher Revocable Trust and our chief executive officer and a member of our board of directors, to purchase 903,129 shares of our common stock that are exercisable within 60 days of June 30, 2010.
(14)	Includes (i) 99,940 shares of common stock issuable upon the exercise of warrants outstanding and (ii) options held by Mr. Bjerkholt, the trustee of the Bjerkholt/Hahn Family Trust and our senior vice president, corporate development and finance, chief financial officer and corporate secretary, to purchase 457,875 shares of our common stock exercisable within 60 days of June 30, 2010.
(15)	Includes (i) 99,940 shares of common stock issuable upon the exercise of warrants outstanding and (ii) options held by Dr. Ketchum, our senior vice president, research and development, to purchase 181,249 shares of our common stock exercisable within 60 days of June 30, 2010.

PLAN OF DISTRIBUTION

This prospectus relates to the possible resale from time to time by the selling stockholders of any or all of the shares of common stock issued in the Private Placement, as well as shares of common stock issuable upon exercise of outstanding warrants issued in the Private Placement held by the selling stockholders. Of the common stock initially issued in the Private Placement and issued upon the exercise of warrants issued in the Private Placement, 14,744,638 shares of common stock have been sold by the selling stockholders pursuant to Rule 144 promulgated under the Securities Act, and are not covered by this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will, however, receive the net proceeds of any warrants exercised for cash. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell the shares of common stock covered by this prospectus and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. The selling stockholders may sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock covered by this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.

To the extent any of the selling stockholders gift, pledge or otherwise transfer the shares offered hereby, such transferees may offer and sell the shares from time to time under this prospectus, provided that this prospectus has been amended under Rule 424(b)(3) or other applicable provision of the Securities Act to include the name of such transferee in the list of selling stockholders under this prospectus if and when necessary or required.

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares of common stock may be sold at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve cross or block transactions. The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account under this prospectus;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	“at the market” or through market makers or into an existing market for the shares;

•	short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•

through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise, after the effective date of the registration statement of which this prospectus is a part;

•	through the distribution of the common stock by any selling stockholders to its partners, members or stockholders;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through one or more underwritten offerings on a firm commitment or best efforts basis;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock covered by this prospectus and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successor-in-interest as selling stockholders under this prospectus.

In connection with the sale of the shares, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or financial institution may resell pursuant to this prospectus (as supplemented and amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the shares offered by them will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. We will, however, receive the net proceeds of any warrants exercised for cash.

The selling stockholders also may resell all or a portion of the shares in transactions in reliance upon Rule 144 under the Securities Act, or any other available exemption from registration under the Securities Act, provided that they meet the criteria and conform to the requirements of such rule or exemption.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement, or, if appropriate, a post-effective amendment to the registration statement of which this prospectus forms a part.

To comply with the securities laws of some states, if applicable, the shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will bear all of the costs, expenses and fees in connection with the registration of the shares of common stock, other than commissions, discounts or other fees payable to broker-dealers in connection with any sale of shares, which will be borne by the selling stockholder selling such shares of common stock. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus. Each selling stockholder has agreed to indemnify us against liabilities under the Securities Act that may arise from information furnished to us by such selling stockholder for use in the prospectus.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon by Cooley LLP, Palo Alto, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to our consolidated financial statements), which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst  & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are a public reporting company and file annual, quarterly and special reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common stock offered for resale by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits which are part of the registration statement. For further information with respect to us and the common stock offered for resale by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available at the SEC’s website at www.sec.gov. We maintain a website at www.sunesis.com. Information contained in or accessible through our website does not constitute a part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede the information in this prospectus.

We incorporate by reference into this registration statement and prospectus the documents listed below (Commission File No. 000-51531), and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but prior to the termination of the offering of the shares covered by this prospectus (other than Current Reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K):

•	our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 31, 2010;

•

the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2009 from our definitive proxy statement on Schedule 14A for our 2010 Annual Meeting of Stockholders, filed with the SEC on April 29, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on April 29, 2010;

•	our Current Reports on Form 8-K filed with the SEC on January 21, 2010, April 2, 2010, April 29, 2010, June 8, 2010 and June 30, 2010; and

•

the description of our common stock, which is registered under Section 12 of the Exchange Act, in our registration statement on Form 8-A, filed with the SEC on September 19, 2005, including any amendments or reports filed for the purpose of updating such description.

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. You may request a copy of these filings at no cost, by writing to or telephoning us at the following address:

Sunesis Pharmaceuticals, Inc.

Attention: Corporate Secretary

395 Oyster Point Boulevard, Suite 400

South San Francisco, California 94080

(650) 266-3500

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses payable by Sunesis Pharmaceuticals, Inc. in connection with the common stock being registered. All amounts are estimated except the SEC registration filing fee. All of the expenses below will be paid by us.

SEC registration fee	$6,307.00
Accounting fees and expenses	$10,000.00
Legal fees and expenses	$45,000.00
Transfer agent and registrar fees	$3,000.00
Printing and miscellaneous expenses	$11,500.00

Total	$75,807.00

Item 15.	Indemnification of Directors and Officers.

Section 102(b)(7) of the General Corporation Law of the State of Delaware, or DGCL, permits a Delaware corporation to limit the personal liability of its directors in accordance with the provisions set forth in that section. Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities including reimbursement for expenses incurred arising under the Securities Act of 1933.

Our amended and restated certificate of incorporation contains provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, such as:

•	any breach of the director’s duty of loyalty to the registrant or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law;

•	any act related to unlawful stock repurchases, redemptions or other distribution or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These provisions do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.

As permitted by Section 145 of the DGCL, our amended and restated bylaws require us to indemnify our directors and officers to the fullest extent not prohibited by the Delaware law. We may expand the extent of such indemnification by individual contracts with the its directors and officers. Further, we may decline to indemnify any director or officer in connection with any proceeding initiated by such person or any proceeding by such person against us or our directors, officers, employees or other agents, unless such indemnification is expressly required to be made by law or the proceeding was authorized by our board of directors.

We have entered into indemnity agreements with each of our current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We have the power to indemnify our other employees and agents, as permitted by Delaware law, but we are not required to do so.

We have a directors’ and officers’ insurance and a reimbursement policy. The policy insures our directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to any offerings pursuant to this registration statement.

The Investor Rights Agreement, as amended, dated April 3, 2009, between and among Sunesis Pharmaceuticals, Inc. and certain investors provides for cross-indemnification in connection with the registration of our common stock and common stock issuable upon exercise of warrants on behalf of such investors.

Item 16.	Exhibits.

		Incorporated By Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

3.1	Amended and Restated Certificate of Incorporation of the Registrant	10-K/A	000-51531	3.1	5/23/07

3.2	Amended and Restated Bylaws of the Registrant	8-K	000-51531	3.2	12/11/07

3.3	Certificate of Designation of the Series A Preferred Stock of the Registrant	8-K	000-51531	3.3	4/3/09

3.4	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant	S-8	333-160528	3.4	7/10/09

3.5	Certificate of Amendment to the Certificate of Designation of the Series A Preferred Stock of the Registrant	8-K	000-51531	3.4	11/2/09

3.6	Certificate of Amendment to the Certificate of Designation of the Series A Preferred stock of the Registrant	8-K	000-51531	3.5	1/21/10

4.1	Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, 3.5 and 3.6.

4.2	Specimen Common Stock certificate of the Registrant	S-1	333-121646	4.1	12/23/04

4.3	Investor Rights Agreement, dated April 3, 2009, by and among the Registrant and the purchasers identified on the signature pages thereto	8-K	000-51531	4.1	4/3/09

4.4	Form of Common Stock Warrant Agreement and Warrant Certificate.	S-3	333-166366	4.4	4/29/10

5.1	Opinion of Cooley LLP					X

23.1	Consent of Independent Registered Public Accounting Firm					X

23.2	Consent of Cooley LLP					X (included in Exhibit 5.1)

24.1	Power of Attorney					X (included on signature page)

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions set forth in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on July 19, 2010.

SUNESIS PHARMACEUTICALS, INC.

By:	/S/ DANIEL N. SWISHER, JR.
Daniel N. Swisher, Jr.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Daniel N. Swisher, Jr. and Eric H. Bjerkholt, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, with full power of each to act alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments to said Registration Statement (including post-effective amendments and any related registration statements thereto filed pursuant to Rule 462 and otherwise), and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JAMES W. YOUNG, PH.D.	Chairman of the Board	July 19, 2010
James W. Young, Ph.D.

/S/ DANIEL N. SWISHER, JR.	President, Chief Executive Officer and Director (Principal Executive Officer)	July 19, 2010
Daniel N. Swisher, Jr.

/S/ ERIC H. BJERKHOLT	Senior Vice President, Corporate Development and Finance, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	July 19, 2010
Eric H. Bjerkholt

Director
Matthew K. Fust

/S/ EDWARD HURWITZ	Director	July 19, 2010
Edward Hurwitz

/S/ HELEN S. KIM	Director	July 19, 2010
Helen S. Kim

Director
Dayton Misfeldt

/S/ HOMER L. PEARCE, PH.D.	Director	July 19, 2010
Homer L. Pearce, Ph.D.

/S/ DAVID C. STUMP, M.D.	Director	July 19, 2010
David C. Stump, M.D.

EXHIBIT INDEX

		Incorporated By Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

3.1	Amended and Restated Certificate of Incorporation of the Registrant	10-K/A	000-51531	3.1	5/23/07

3.2	Amended and Restated Bylaws of the Registrant	8-K	000-51531	3.2	12/11/07

3.3	Certificate of Designation of the Series A Preferred Stock of the Registrant	8-K	000-51531	3.3	4/3/09

3.4	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant	S-8	333-160528	3.4	7/10/09

3.5	Certificate of Amendment to the Certificate of Designation of the Series A Preferred Stock of the Registrant	8-K	000-51531	3.4	11/2/09

3.6	Certificate of Amendment to the Certificate of Designation of the Series A Preferred stock of the Registrant	8-K	000-51531	3.5	1/21/10

4.1	Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, 3.5 and 3.6.

4.2	Specimen Common Stock certificate of the Registrant	S-1	333-121646	4.1	12/23/04

4.3	Investor Rights Agreement, dated April 3, 2009, by and among the Registrant and the purchasers identified on the signature pages thereto	8-K	000-51531	4.1	4/3/09

4.4	Form of Common Stock Warrant Agreement and Warrant Certificate.	S-3	333-166366	4.4	4/29/10

5.1	Opinion of Cooley LLP					X

23.1	Consent of Independent Registered Public Accounting Firm					X

23.2	Consent of Cooley LLP					X (included in Exhibit 5.1)

24.1	Power of Attorney					X (included on signature page)